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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                              PROXIMA CORPORATION
                           (Name of Subject Company)

                              PROXIMA CORPORATION
                       (Name of Person Filing Statement)

                            ------------------------

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                            ------------------------

                                   744287103
                     (CUSIP Number of Class of Securities)

                            ------------------------

                                KENNETH E. OLSON
                      CHAIRMAN OF THE BOARD, PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER
                              PROXIMA CORPORATION
                            9440 CARROLL PARK DRIVE
                          SAN DIEGO, CALIFORNIA 92121
                                 (619) 457-5500
      (Name, Address and Telephone Number of Persons Authorized to Receive
   Notices and Communications on behalf of the person filing this Statement)

                            ------------------------

                                   Copies to:
                            STEVE L. CAMAHORT, ESQ.
                        BROBECK, PHLEGER & HARRISON LLP
                         SPEAR STREET TOWER, ONE MARKET
                      SAN FRANCISCO, CALIFORNIA 94105-1000
                                 (415) 442-0900

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                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9" or this "Statement") relates to an offer by BD Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of ASK asa, a Norwegian corporation, to purchase all of the Shares (as defined below) of Proxima Corporation, a Delaware corporation. Capitalized terms used herein and not otherwise defined shall have the meaning assigned to them in the Offer to Purchase dated March 13, 1998.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Proxima Corporation, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 9440 Carroll Park Drive, San Diego, California 92121. The title of the class of equity securities to which this statement relates is the Company's common stock, par value $.001 per share (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Statement relates to the tender offer (the "Offer") described in the Tender Offer Statement on Schedule 14D-1 dated March 13, 1998 (as amended or supplemented, the "Schedule 14D-1"), filed by BD Acquisition Corp., a Delaware corporation ("Purchaser"), which is a wholly owned subsidiary of ASK asa, a Norwegian corporation ("Parent"), and Parent with the Securities and Exchange Commission (the "Commission") relating to an offer by Purchaser to purchase all the issued and outstanding Shares at a price of $11.00 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated March 13, 1998, as amended or supplemented, and the related Letter of Transmittal (which together constitute the "Offer Documents"). The Offer Documents indicate that the principal executive offices of Parent and Purchaser are located at K.G. Meldahlsvei 9, N-1602 Fredrikstad, Norway.

     The Offer is being made pursuant to the Agreement and Plan of Merger dated as of March 8, 1998 (the "Merger Agreement"), among the Company, Parent and Purchaser. A copy of the Merger Agreement is filed as Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference in its entirety. Pursuant to the Merger Agreement, following the consummation of the Offer, upon the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the "Merger"). In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held in the treasury of the Company, Shares owned by Parent, Purchaser or any other subsidiary of Parent, or Shares held by stockholders who properly exercise their dissenters' rights under the General Corporation Law of the State of Delaware ("Delaware Law")) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive $11.00 per Share (or any higher price paid per Share in the Offer), net to the seller in cash, without interest thereon (the "Merger Consideration"), upon the surrender of the certificate formerly representing such Share. The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND.

     a. The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the "Company" and its direct and indirect subsidiaries, viewed as a single entity.

     b. Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in Annex A attached to this Schedule 14D-9 and incorporated herein by reference. See "Executive Compensation and Other Information Concerning Directors and Executive Officers" therein.

     In addition, in July 1997 the Company's Board of Directors authorized, and the Company subsequently entered into, severance agreements (the "Agreements") with its executive officers (Messrs. Gillies, Hansen, Kampfer, Tampkin, Vogt, Waites and Whittler). Each of the Agreements provides that, upon a termination of the individual's employment by the Company without "Cause," the individual is entitled to receive (i) all compensation and bonuses due prior to the date of discharge, (ii) continuing base salary (and, in the case of Messrs. Gillies and Vogt, commission income based on average monthly commissions during the twelve

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months preceding discharge) for the periods set forth below (the "Continuation
Periods"), (iii) continuing medical and dental benefits during the applicable Continuation Periods and (iv) executive outplacement services. The above entitlements are subject to mitigation and the beneficiary signing and accepting a release of the Company. The Agreements are identical other than the length of the applicable Continuation Period and as otherwise set forth above. The form of such agreement is filed as Exhibit 11 to this Schedule 14D-9 and is incorporated herein by reference.

     For the purpose of the Agreements, "Cause" is defined as a major company infraction such as theft, fraud, dishonesty, willful insubordination, threats or harassment of any kind, illegal drug use, use of or being under the influence of alcohol in the workplace, possession of a weapon, commission of a crime involving moral turpitude, etc. The Continuation Periods are nine months, nine months, seven months, nine months, nine months, six months and nine months for Messrs. Gillies, Hansen, Kampfer, Tampkin, Vogt, Waites and Whittler, respectively.

     Except as described or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Purchaser or its executive officers, directors or affiliates.

THE MERGER AGREEMENT

     The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized below.

     The Offer. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer the Purchaser will purchase all Shares validly tendered pursuant to the Offer. The Merger Agreement provides that the Purchaser may modify the terms of the Offer, including without limitation, except as provided below, extending the Offer beyond any scheduled Expiration Date, except that, without the prior written consent of the Company, the Purchaser will not decrease the purchase price paid in the Offer, decrease the number of Shares sought in the Offer, change the form of consideration payable in the Offer, make any other change which is materially adverse to the holders of Shares or modify or add to the conditions of the Offer as described below. Pursuant to the terms of the Merger Agreement, (i) the Purchaser may, in its sole discretion and without the consent of the Company, (A) extend the Offer, at any time up to May 5, 1998 (the "Outside Termination Date"), for one or more periods of not more than ten business days each, if any condition of the Offer has not been satisfied; (B) extend the Offer at any time (but on not more than one occasion), for a period not to exceed ten business days if at that time the number of Shares duly tendered pursuant to the Offer and not subsequently withdrawn represents less than 90% of the shares of common stock of the Company, par value $.001 per share ("Common Stock") then outstanding; or (C) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer; and
(ii) if at any scheduled expiration date of the Offer any condition to the Offer has not been satisfied or waived by the Purchaser, at the written request of the Company delivered no later than the scheduled expiration date of the Offer, the Purchaser shall, and shall continue to, extend the Offer from time to time for one or more periods of not more than five business days each until a date not later than the Outside Termination Date. In addition, the amount payable per share (the "Per Share Amount") may be increased and the Offer may be extended to the extent required by law in connection with such increase, in each case without the consent of Company. Subject to the terms and conditions of the Offer, the Purchaser shall pay, as soon as reasonably practicable after it is permitted to do so under applicable law, for all Shares validly tendered and not withdrawn.

     The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof, and in accordance with Delaware law, the Purchaser shall be merged with and into the Company as soon as practicable after satisfaction or waiver of the conditions set forth in the Merger Agreement (the "Effective Time"). The Merger will become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware (or such later date as is specified in the Certificate of Merger). As a result of

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the Merger, the separate corporate existence of the Purchaser will cease and the
Company will continue as the surviving corporation (the "Surviving
Corporation"). In the Merger, each issued and outstanding Share (other than Shares owned directly or indirectly by Parent or any of its subsidiaries or by the Company as treasury stock and Shares the holder of which has perfected appraisal rights under Delaware law) will be converted into the right to receive $11.00 per Share, without interest, and each issued and outstanding share of common stock of the Purchaser will be converted into one fully paid and non-assessable share of common stock of the Surviving Corporation (which will constitute the only issued and outstanding capital stock of the Surviving Corporation).

     The Merger Agreement provides that the certificate of incorporation and bylaws of the Purchaser at the Effective Time will be the certificate of incorporation and bylaws of the Surviving Corporation, except that the name of the Surviving Corporation will be "Proxima Corporation." The Merger Agreement also provides that the directors of the Purchaser at the Effective Time will be the directors of the Surviving Corporation, and the officers of the Purchaser at the Effective Time will be the officers of the Surviving Corporation.

     The Company's Board of Directors. The Merger Agreement provides that, commencing upon the purchase of Shares pursuant to the Offer or pursuant to the Option Agreement, and from time to time thereafter, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as is equal to the product of (i) the total number of directors on the Board (giving effect to any directors elected as described in this sentence) and (ii) the percentage that (A) the aggregate number of shares of Common Stock beneficially owned by Purchaser or any of its affiliates (including Shares accepted for payment in the Offer, provided funds therefor have been deposited with the Depositary, and shares of Common Stock issued to the Purchaser under the Option Agreement) represents or (B) the total number of Shares then outstanding. The Company has agreed to take all actions necessary to cause the Purchaser's designees to be elected or appointed to the Company's Board of Directors (including by increasing the size of such Board or securing the resignations of incumbent directors or both). The Company also has agreed to use its best efforts to cause persons designated by the Purchaser to constitute the same percentage of each committee of the Board of Directors of the Company, each board of directors of each subsidiary of the Company and each committee of each such board as such persons represent on the Board of Directors of the Company. However, the Merger Agreement further provides that until the Effective Time, the Company will retain as members of its Board of Directors at least two directors who are directors of the Company at the date of the Merger Agreement ("Company Designees") and that in the event of the death, resignation or removal of any of the Company Designees (or, if no other Company Designee will remain on the Board, the last remaining Company Designee and, if no Company Designee will remain on the Board, a majority of the other members of the Board) will have the right to appoint a successor or successors to fill the vacancies so created, which successor or successors will not be an affiliate or associate of Parent or the Purchaser and who will be deemed to be a Company Designee for purposes of the Merger Agreement. In the Merger Agreement, the Company has agreed to take all actions necessary to cause the Purchaser's designees to be so elected, including mailing to the Company's stockholders an Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and, if necessary, seeking the resignation of one or more existing directors. The Merger Agreement also provides that following the election or appointment of the Purchaser's designees to the Company's Board of Directors, any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of the Purchaser or Parent under the Merger Agreement, any waiver of any condition to the obligations of the Company or of any of the Company's rights under the Merger Agreement or other action by the Company under the Merger Agreement may be effected only by the action of a majority of the Company Designees.

     Stockholders Meeting. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, duly call and hold a special meeting of its stockholders (the "Special Meeting") as soon as practicable following the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer, for the purpose of voting upon the Merger and the adoption of the Merger Agreement. The Merger Agreement provides that in connection with the Special Meeting, the Company will (i) as soon as reasonably practicable after the consummation of the Offer, prepare and file with the

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Commission a proxy statement and other proxy materials relating to the Merger and the Merger Agreement and (ii) use its best efforts to have such proxy statement cleared by the SEC. If the Purchaser acquires at least a majority of the outstanding Shares (or if the number of Shares acquired by the Purchaser together with the number of shares of Common Stock purchased under the Option Agreement total at least a majority of the outstanding Shares), the Purchaser will have sufficient voting power to approve the Merger, even if no other stockholder votes in favor of the Merger. The Company has agreed, subject to the limitations described below under the heading "No Solicitations," to include in the proxy statement the recommendation of the Board of Directors that stockholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement.

     Interim Operations. In the Merger Agreement, the Company has agreed that, except as expressly permitted by the Merger Agreement or the Option Agreement or agreed to in writing by Parent, prior to the Effective Time the business of the Company and its subsidiaries shall be conducted only in the ordinary course, in substantially the same manner as previously conducted and in substantial compliance with all applicable laws and regulations, and, to the extent consistent therewith, the Company and each of its subsidiaries will use reasonable efforts to preserve intact their present business organizations and reputation, keep available the services of their present officers and employees, maintain their assets and properties in good working order and condition, ordinary wear and tear excepted, maintain insurance on their tangible assets and businesses in such amounts and against such risks and losses as are currently in effect, and preserve their relationships with customers, suppliers, licensors, licensees, distributors, and others having business relationships with them. In addition, except as expressly contemplated by the Merger Agreement or agreed to in writing by Parent, each of the Company and its subsidiaries will not:

          (i) adopt or amend in any material respect any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, pension, retirement, employment or other employee benefit agreement, trust plan or other arrangement for the benefit or welfare of any director, officer or employee of the Company or any of its subsidiaries or increase in any manner the compensation or fringe benefits of any director, officer or employee of the Company or any of its subsidiaries or pay any benefit not required by any existing agreement or place any assets in any trust for the benefit of any director, officer or employee of the Company or any of its subsidiaries;

          (ii) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, or make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any direct or indirect wholly owned subsidiary of the Company;

          (iii) expend funds for capital expenditures or research and development, which in the aggregate exceed $1,100,000;

          (iv) sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets except for disposition of inventory or immaterial assets, in either case, in the ordinary course of business consistent with past practice;

          (v) (x) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock (except for dividends paid by subsidiaries to the Company with respect to capital stock), (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (z) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

          (vi) authorize for issuance, issue, deliver, sell or agree to commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), pledge or otherwise encumber any shares of its capital stock or the capital stock of any of its

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     subsidiaries, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or any other securities or equity equivalents (including without limitation stock appreciation rights) (other than issuances upon exercise of Company Stock Options (as hereinafter defined) outstanding on the date hereof);

          (vii) amend its Certificate of Incorporation, Bylaws or equivalent organizational documents or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any material subsidiary of the Company;

          (viii) acquire or agree to acquire, including, without limitation, by merging or consolidating with, or by purchasing a substantial equity interest in or substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

          (ix) settle or compromise any stockholder derivative suits arising out of the transactions contemplated by the Merger Agreement or any other litigation (whether or not commenced prior to the date of the Merger Agreement) or settle, pay or compromise any claims not required to be paid, other than in consultation and cooperation with Parent, and, with respect to any such settlement, with the prior written consent of Parent (except such consent shall not be required for payments to be made under any such agreements existing on the date of the Merger Agreement and described in connection with the Merger Agreement), which consent shall not be unreasonably withheld;

          (x) make any material tax election or settle or compromise any material tax liability (whether with respect to amount or timing);

          (xi) except in the ordinary course of business, materially modify, amend or terminate any material contract or waive or release or assign any material rights or claims; or

          (xii) (A) fail to pay in the ordinary course of business consistent with past practice any amount ("Payable") due owing or payable to any trade creditor or supplier or (B) other than in the ordinary course of business consistent with past practice, alter the terms or scheduled payment dates of any Payable; or

          (xiii) take or agree to take any action that would make any representation and warranty of the Company contained in the Merger Agreement inaccurate at, or as of any time prior to, the Effective Time, or omit or agree to omit to take any action necessary and prudent to prevent any such representation or warranty from being inaccurate at any such time.

     Employee Benefits. Parent has agreed to cause the Surviving Corporation to honor the Company's employee benefit plans or policies (other than those based on shares of Common Stock) in effect at the date of the Merger Agreement until the second anniversary of the Effective Time or, to the extent such plans or policies (other than those based on shares of Common Stock) are not continued, Parent will maintain or cause the Surviving Corporation to maintain until such date benefit plans or policies for the benefit of the employees of the Company which are no less favorable, in the aggregate, than the plans and policies existing at the date of the Merger Agreement. All benefit plans under which the employees' interests are based on shares of Common Stock will be terminated immediately prior to the Effective Time. The Company's employees shall be given credit, for purposes of any service requirements for participation in the Parent employee benefit plans for which they become eligible, if any, for their period of service with the Company prior to the Effective Time, and the Company employees shall also, with respect to participation in any such Parent plans or programs for which they may become eligible, which have co-payment, deductible or other co-insurance features, receive credit for any amounts such employees have paid to date in 1998 in co-payments, deductibles or co-insurance under comparable programs maintained by the Company prior to the Effective Time. In addition, no employee of the Company who participates in any medical/health plan of the Company at the Effective Time shall be denied coverage under any Parent medical/health plan for which they may become eligible, by reason of any preexisting condition exclusions, to the extent applicable subsequent to the Effective Time. Parent has agreed (and has agreed to cause the Surviving Corporation) to honor without modification all employee severance plans (or policies) and employment and severance agreements of the Company or any
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of its subsidiaries in existence on the date of the Merger Agreement as such agreements shall be in effect in accordance with the terms of the Merger Agreement at the Effective Time.

     No Solicitations. In the Merger Agreement, the Company has agreed that, except as provided below, until the earlier of the termination of the Merger Agreement or the Effective Date, neither the Company nor any of its subsidiaries shall, nor shall they authorize or permit or any of their respective officers, directors, employees, financial advisors, investment bankers, attorneys, accountants or other advisors or representatives to directly or indirectly, (i) take any action to knowingly solicit, initiate, continue, facilitate or encourage (including by way of furnishing or disclosing non-public information) any offer or proposal for a merger, consolidation or other business combination involving the Company or any of its subsidiaries or any proposal or offer to acquire in any manner, directly or indirectly, 15% or more of the shares of any class of voting securities of the Company or any of its subsidiaries or a substantial portion of the assets of the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement or the Option Agreement (any of the foregoing being referred to as an "Acquisition Proposal"), or (ii) knowingly engage in negotiations, discussions or communications regarding or disclose any information relating to the Company or any of its subsidiaries or afford access to the properties, books or records of the Company or any of its subsidiaries to any person, corporation, partnership or other entity or group (a "Potential Acquiror") that may be considering making, or has made, an Acquisition Proposal. In addition, the Merger Agreement prohibits the Board of Directors of the Company (including any committee thereof) from withdrawing or modifying in a manner adverse to Parent the approval and recommendation of the Offer, the Merger Agreement, the Option Agreement or the Merger or approving or recommending any Acquisition Proposal. Notwithstanding the foregoing, the Merger Agreement provides that (i) the Company may participate in discussions or negotiations with or furnish information to any third party which makes a written Acquisition Proposal which either (x) is not subject to a financing contingency and involves the purchase for cash of 100% of the Common Stock at a price per share greater than the purchase price of the Offer or (y) provides for the acquisition of 100% of the Common Stock for consideration, not consisting entirely of cash, which the Company's Board of Directors determines, based on the advice of its financial advisor, is financially superior to the purchase price of the Offer (in the case of either
(x) or (y), a "Superior Proposal"), and (ii) the Board of Directors or any committee thereof may withdraw or modify in a manner adverse to Parent the approval or recommendation of the Merger Agreement, the Offer or the Merger and may approve or recommend any such Superior Proposal, if, in the case of either
(i) or (ii), the Board of Directors of the Company determines (and is advised by its outside legal counsel) that the failure to take such action would constitute a breach of its fiduciary duties and the Company enters into a confidentiality agreement with the Potential Acquiror with respect to any non-public information relating to the Company or its subsidiaries upon terms substantially the same as (and in no event more beneficial to the Potential Acquiror than) those contained in the Confidentiality Agreement dated July 21, 1997 between Parent and the Company. The Company has agreed to (i) notify Parent promptly (and in any event within one business day) after receipt of any Acquisition Proposal (or any indication that any person is considering making an Acquisition Proposal) or any request for non-public information relating to the Company or any of its subsidiaries or for access to the properties, books or records of the Company or any of its subsidiaries by any person that may be considering making, or has made, an Acquisition Proposal, (ii) notify Parent promptly of any material change to any such Acquisition Proposal, indication or request and (iii) upon reasonable request by Parent, provide Parent with all material information about any such Acquisition Proposal, indication or request. The Merger Agreement further provides that the Company will not, and will cause its affiliates not to, enter into an agreement with respect to a Superior Proposal unless Parent has been advised in writing of the identity of the parties making the Superior Proposal and the material terms thereof at least two business days prior to the entering into of such agreement.

     Directors' and Officers' Insurance; Indemnification. The Merger Agreement provides that until the sixth anniversary of the Effective Time, Parent and the Surviving Corporation (each an "Indemnifying Party") shall indemnify, defend and hold harmless each person who was an officer or director of the Company or any of its subsidiaries on the date of the Merger Agreement or any time prior to the date thereof ("Indemnified Parties") against all losses, claims, damages, costs, expenses (including attorneys' fees and expenses), liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld) of or in connection with any threatened or actual claim,
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action, suit, proceeding or investigation (whether civil, criminal, administrative or investigative and whether asserted or claimed prior to, at or after the Effective Time) based in whole or in part on, or arising in whole or in part out of, the fact that such Indemnified Party is or was a director or officer, of the Company or any of its subsidiaries (including service as a fiduciary of any employee benefit plan), whether pertaining to any matter existing or occurring at or prior to the Effective Time, to the fullest extent permitted by Delaware law, or based in whole or in part on the Merger Agreement or the transactions contemplated by the Merger Agreement ("Indemnified Liabilities"). However, in the event any claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claims shall continue until disposition of any and all such claims. Without limiting the foregoing, in the event that any such claim, action, suit, proceeding or investigation is brought against any Indemnified Party (whether arising prior to or after the Effective Time), (w) the Indemnifying Parties will pay expenses in advance of the final disposition of any such claim, action, suit, proceeding or investigation to each Indemnified Party to the full extent permitted by applicable law provided that the person to whom expenses are advanced provides an undertaking to repay such advance if it is ultimately determined that such person is not entitled to indemnification; (x) the Indemnified Parties shall retain counsel reasonably satisfactory to the Indemnifying Parties; (y) the Indemnifying Parties shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties (subject to the final sentence of this paragraph) promptly as statements therefor are received; and (z) the Indemnifying Parties shall use all commercially reasonable efforts to assist in the vigorous defense of any such matter. Any Indemnified Party wishing to claim indemnification under the Merger Agreement as described above, upon learning of any such claim, action, suit, proceeding or investigation, shall notify the Indemnifying Parties, but the failure so to notify an Indemnifying Party shall not relieve it from any liability which it may have as described above except to the extent such failure materially and irreparably prejudices such party.

     The Merger Agreement also provides that the Surviving Corporation shall (i) until the sixth anniversary of the Effective Time, cause to be maintained in effect, to the extent available, the policies of directors' and officers' liability insurance maintained by the Company and its subsidiaries as of the date of the Merger Agreement (or policies of at least the same coverage and amounts containing terms that are no less advantageous in any material respect to the insured parties) or (ii) purchase a policy of directors' and officers' liability insurance of at least the same coverage and amounts and containing terms that are no less advantageous in any material respect to the insured parties and for a term of six years after the Effective Time, in each case with respect to claims arising from facts or events that occurred prior to the Effective Time. The Merger Agreement further provides, however, that in no event will the Surviving Corporation be obligated to expend in order to maintain or procure insurance coverage pursuant to clause (i) of this paragraph any amount per annum in excess of 125% of the last premium paid by the Company prior to the date of the Merger Agreement, and if the annual premium of such insurance coverage exceeds that amount, the Surviving Corporation shall purchase as much coverage as possible for such amount.

     Company Stock Options. Pursuant to the Merger Agreement, immediately prior to the Effective Time, each of the then outstanding employee stock options to purchase Common Stock (the "Company Stock Options") granted under any employee stock option or compensation plan or arrangement of the Company (the "Company Stock Plans"), whether or not then vested or exercisable, automatically shall be cancelled, and each holder of any such Company Stock Option shall be paid by the Company at the Effective Time for each such Company Stock Option an amount in cash (subject to any applicable withholding taxes) determined by multiplying (i) the excess, if any, of the price per Share paid in the Offer over the applicable exercise price of such Company Stock Option by (ii) the number of shares of Common Stock such holder could have purchased (assuming full vesting of all Company Stock Options) had such holder exercised such Company Stock Option in full immediately prior to the Effective Time. Prior to the Effective Time, the Company will use its best efforts to obtain any necessary consents and make any amendments to the terms of the Company Stock Plans to the extent such consents or amendments are necessary to give effect to the foregoing. Payment by the Company may be withheld in respect of any Company Stock Option until necessary consents are obtained.

     Conditions to the Merger. The Merger Agreement provides that the respective obligations of the Company, Parent and the Purchaser to consummate the Merger are subject to the satisfaction of the following conditions: (i) the Merger Agreement shall have been adopted by the requisite vote of the stockholders of the Company, if required by applicable law, in order to consummate the Merger; (ii) any applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC") relating to the Merger shall have expired or been terminated; (iii) no court of competent jurisdiction or other governmental or regulatory authority shall have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making illegal or otherwise restricting, preventing or prohibiting consummation of the Offer or the Merger or the transactions contemplated by the Merger Agreement, the Option Agreement or the Stockholders Agreement; and (iv) the Purchaser or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer.

     Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and the Purchaser with respect to, among other things, its organization, capitalization, financial statements, public filings, labor relations, conduct of business, employee benefit plans, insurance, compliance with laws, litigation, environmental matters, tax matters, property, contracts and agreements, non-contravention, consents and approvals, opinions of financial advisors, undisclosed liabilities and the absence of certain changes with respect to the Company since December 31, 1997.

     Termination; Fees. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company: (i) by the mutual written consent of the Company and Parent; (ii) by the Company (A) if there has been a material breach of any representation, warranty, covenant or agreement on the part of Parent set forth in the Merger Agreement which breach has not been cured, in the case of a representation or warranty, prior to the Effective Time or, in the case of a covenant or agreement, within 30 days following receipt by Parent of notice of such breach (provided that such right to terminate shall expire on the date on which Parent or the Purchaser beneficially owns a majority of the outstanding Shares), or (B) if there shall be any law or regulation that makes consummation of the Merger illegal or if any judgment, injunction or other order of a court or other authority having jurisdiction preventing the consummation of the Merger shall have become final and non-appealable; (iii) by Parent (A) (i) if any representation or warranty of the Company shall not be true and correct (x) in all material respects as of the date of the Merger Agreement or (y) as of the time of termination of the Merger Agreement, and, in a case described in this subclause (y), the failure of such representation or warranty to be true and correct (1) has a material adverse effect on the Company, (2) if capable of being made true and correct within 30 days following receipt by the Company of notice of such representation or warranty not being true and correct is not in fact made true and correct within such 30-day period and (3) did not result from the announcement of the Merger Agreement or the transactions contemplated thereby or (ii) if there has been a material breach of any covenant or agreement on the part of the Company set forth in the Merger Agreement or the Option Agreement which breach of a covenant or agreement has not been cured within 30 days following receipt by the Company of notice of such breach (provided that such right to terminate shall expire on the date on which Parent or the Purchaser beneficially owns a majority of the outstanding shares of Common Stock and Parent's designees constitute or shall have been afforded the opportunity, without the imposition by the Company of adverse conditions, to constitute the requisite percentage (but not less than a majority) of the members of the Board of Directors of the Company specified in the Merger Agreement), (B) if there shall be any law or regulation that makes consummation of the Merger illegal or if any judgment, injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and non-appealable or (C) if the Offer shall have expired or been terminated without any Shares being purchased as a result of the occurrence of any of the conditions to the Offer; (iv) by either the Company or Parent if the Offer has not been consummated by the Outside Termination Date, provided that the terminating party is not then in material breach of any provision of the Merger Agreement; (v) by Parent upon the occurrence of a Trigger Event (as defined below), provided that such right to terminate shall expire on the date on which Parent or the Purchaser beneficially owns a majority of the outstanding shares of Common Stock and Parent's designees constitute the requisite percentage (but not less than a majority) of the members of the Board of Directors of the Company specified in the Merger Agreement; and (vi) by Parent, if the FTC or the Antitrust Division has initiated litigation or an administrative proceeding challenging the transactions contemplated by the Merger Agreement under U.S. antitrust laws, which litigation or administrative proceeding will include a motion seeking an order or injunction prohibiting the consummation of any of the transactions contemplated by the Merger Agreement.

     In the event that Parent terminates the Merger Agreement pursuant to clause
(iii)(A)(i), (iii)(A)(ii) or (v) of the previous paragraph, then the Company shall pay to Parent (x) a termination fee in the amounts and at the times specified in the next paragraph and (y) an amount (not to exceed $500,000 in the aggregate) equal to all out-of-pocket expenses and fees certified by Parent to have been incurred by Parent and its subsidiaries in connection with the Merger Agreement and the transactions contemplated thereby. In the event that Parent terminates the Merger Agreement pursuant to clause (iii)(C) of the previous paragraph, then the Company shall pay to Parent a termination fee in the amount and at the time specified in the next paragraph.

     The termination fee payable pursuant to the preceding paragraph shall be as follows: (i) if the termination of the Merger Agreement occurred pursuant to clause (v) of the second preceding paragraph based on a Trigger Event described in clause (i) or (v) of the following paragraph, a termination fee of $3,000,000 shall be payable immediately upon such termination; (ii) if the termination of the Merger Agreement occurred pursuant to clause (iii)(A) of the second preceding paragraph or pursuant to clause (v) of the second preceding paragraph based on a Trigger Event described in clause (ii), (iii) or (iv) of the following paragraph, a termination fee of $1,500,000 (the "Initial Termination Fee") shall be payable immediately upon such termination, and an additional termination fee of $1,500,000 shall be payable immediately upon the occurrence during the 12 months following the receipt of the Initial Termination Fee of a Trigger Event described in clause (i) or (v) of the following paragraph; and
(iii) if (A) the termination of this Agreement occurred pursuant to clause
(iii)(C) of the second preceding paragraph, (B) at any time prior to termination of the Merger Agreement pursuant to clause (iii)(c) of the second preceding paragraph, the Company shall have received an Acquisition Proposal and (C) within 12 months of termination of the Merger Agreement pursuant to clause
(iii)(c) of the second preceding paragraph, the Company shall have entered into, or shall have publicly announced its intention to enter into, an agreement or agreement in principle with respect to, or consummated any business combination or transaction with any person or entity that made the Acquisition Proposal referred to in the immediately preceding subclause (B) or with any affiliate of such person or entity, a termination fee of $3,000,000 shall be payable immediately upon such termination. Notwithstanding anything to the contrary in the Merger Agreement, any termination fees otherwise payable as described herein shall be reduced to the extent such payment otherwise would cause the Total Profit (as defined below under "-- The Option Agreement") to exceed $4,500,000.

     A "Trigger Event" means any of the following events: (i) the Company shall have entered into, or shall have publicly announced its intention to enter into, an agreement or agreement in principle with respect to, or, at any time within 12 months after the termination of the Merger Agreement, consummated any Acquisition Proposal or similar business combination or transaction other than the transactions contemplated by the Merger Agreement; (ii) the Board of Directors of the Company or any committee thereof shall have withdrawn its approval or recommendation of the Offer, the Merger Agreement or the Merger, or modified its approval or recommendation in a manner adverse to Parent or the Purchaser; (iii) the Board of Directors of the Company or any committee thereof shall have made any recommendation with respect to an Acquisition Proposal by any person (other than Parent or the Purchaser) other than a recommendation rejecting or against such Acquisition Proposal; (iv) the Company receives any Acquisition Proposal by any person (other than Parent or the Purchaser), and the Company's Board of Directors takes a neutral position or makes no recommendation with respect to such Acquisition Proposal after a reasonable amount of time (and in no event more than five business days) has elapsed for the Company's Board of Directors to review and make a recommendation with respect to such Acquisition Proposal consistent with the Board's fiduciary duties; or (v) (x) any corporation, partnership or other entity or "person" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") other than Parent, the Company or any of their respective affiliates shall have, at any time prior to the termination of the Merger Agreement, commenced, or announced an intention to commence, (A) a "solicitation" of "proxies" or become a "participant" in such a solicitation (as such terms are defined in Regulation 14A under the Exchange Act) or (B) a tender offer, exchange offer or other extraordinary transaction (in each case with respect to Shares) and as a result thereof, if the Merger Agreement were not terminated promptly thereafter, Parent or the Purchaser would be required to incur substantial expenditures in addition to those otherwise required for the transactions contemplated by the Merger Agreement and (y) such corporation, partnership or other entity or "person" or its affiliates and associates (as defined in the Exchange Act) collectively shall be or become the beneficial owners (determined pursuant to Rule 13d-3 under the Exchange Act) of at least 15% of any class of shares of capital stock of the Company (including the shares of Common Stock) or shall have acquired, directly or indirectly, at least 15% of the assets or earning power of the Company.

     Appraisal Rights. Stockholders do not have dissenters' rights as a result of the Offer. However, if the Merger is consummated, stockholders of the Company at the time of the Merger who do not vote in favor of or consent in writing to the Merger will have the right under the Delaware Law to dissent and demand appraisal of their Shares in accordance with Section 262 of the Delaware Law. Under the Delaware Law, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer (or the Merger) and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the Merger. Moreover, Parent or Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer (or the Merger). THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE THEIR DISSENTERS' RIGHTS.

THE OPTION AGREEMENT

     The following summary of the option agreement, by and between the Parent, Purchaser and the Company (the "Option Agreement") is qualified in its entirety by reference to the Option Agreement, a copy of which is filed as Exhibit 2 hereto. The Option Agreement should be read in its entirety for a more complete description of the matters summarized below.

     As a condition and inducement to Parent and the Purchaser entering into the Merger Agreement, concurrently with the execution of the Merger Agreement Parent, the Purchaser and the Company entered into the Option Agreement. Pursuant to the Option Agreement, the Company granted to the Purchaser an irrevocable option (the "Option") to purchase 1,427,914 newly issued shares of Common Stock (representing 19.9% of the Company's issued and outstanding Shares at the date of the Option Agreement). The number of shares of Common Stock issuable on exercise of the Option is subject to adjustment under certain circumstances. Among other things, if the number of issued and outstanding shares of Common Stock increases prior to the exercise of the Option, the number of shares of Common Stock issuable on exercise of the Option will be increased to a number equal to 19.9% of the number of shares of Common Stock issued and outstanding following the increase. The Option is exercisable, in whole or in part, if (i) any corporation, partnership, individual, trust, unincorporated association, or other entity or "person" (as defined in Section 13(d)(3) of the Exchange Act) other than Parent, the Company or any of their respective "affiliates" (as defined in the Exchange Act) shall have solicited "proxies" in a "solicitation" subject to the proxy rules under the Exchange Act, executed any written consent or become a "participant" in any "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act), in each case with respect to the Shares; (ii) the Company shall have received an Acquisition Proposal; or
(iii) any of the events described in clause (c) under the first paragraph of "-- The Merger Agreement -- Termination; Fees" above or any Trigger Event shall have occurred, unless a termination fee would not be paid or payable if the Merger Agreement were terminated as a result of such event (but without the necessity of Parent having terminated the Merger Agreement). If prior to the expiration of the Option any of the events described in the preceding sentence shall have occurred, then the Purchaser (or its designee) shall have the right, in lieu of exercising the

Option, at any time thereafter (for so long as the Option is exercisable) to request in writing that the Company pay, and promptly (but in any event not more than five business days) after the giving by the Purchasers (or its designee) of such request, the Company shall pay to the Purchasers (or its designee), in cancellation of the Option, an amount in cash equal to (i) the excess over the $11.00 of the greater of (A) the last sale price of a Share as reported on the Nasdaq National Market (or any national or other exchange on which the Common Stock may be traded) on the last trading day prior to the date of the notice, or
(B) (1) the highest price per Share offered to be paid or paid pursuant to or in connection with an Acquisition Proposal that involves Shares and that has not been terminated or withdrawn prior to the date of the notice or (2) the aggregate consideration offered to be paid or paid in an Acquisition Proposal that involves the assets of the Company and that has not been terminated or withdrawn prior to the notice, divided by the number of shares then outstanding, multiplied by (ii) the number of shares of Common Stock then covered by Option. If all or a portion of the price per Share offered, paid or payable or the aggregate consideration offered, paid or payable for the assets of the Company, each as contemplated by the preceding sentence, consists of non-cash consideration, such price or aggregate consideration shall be the cash consideration, if any, plus the fair market value of the non-cash consideration as determined by the investment bankers of the Purchaser (or its designee) and the investment bankers of the Company. The Option Agreement terminates, and the Option expires on , the earliest of (1) the Effective Time, (ii) the termination of the Merger Agreement as described in clause (i), (ii), (iii)(B) or (iii)(C) (other than a termination as described in clause (iii)(C) after an Acquisition Proposal is made or an intent to make an Acquisition Proposal is publicly announced), (iv) or (v) of the first paragraph of "-- The Merger
Agreement -- Termination; Fees" above and (iii) to the extent that no notice of exercise of the Option has therefore been given by the Purchaser three months after any other termination of the Merger Agreement as described in clause (i),
(ii), (iii)(B) or (iii) (C) of the first paragraph of "-- The Merger
Agreement -- Termination; Fees."

     The Option Agreement provides that in no event shall the Purchaser's (or its designee's) Total Profit (as defined below) exceed $4,500,000 and, if it otherwise would exceed such amount, the Purchaser (or its designee) at its sole election, must either (a) reduce the number of Shares subject to the Option, (b) deliver to the Company for cancellation Shares previously purchased by the Purchaser (or its designee), (c) pay cash to the Company or (d) take any actions described in any one or more of the preceding clauses (a), (b) and (c), so that the Purchaser's (or its designee's) Total Profit will not exceed $4,500,000 after taking into account the foregoing actions.

     "Total Profit" means (i) except in the case of the cancellation of the Option as described in the preceding paragraph, the sum of (A) (x) the aggregate net cash amounts (before taxes) received by the Purchaser (or its designee) pursuant to the sale of Shares (or any other securities into which such Shares are converted or exchanged) to any unaffiliated party, less (y) the Purchaser's (or its designee's) purchase price of such Shares and (B) the aggregate amount of termination fees paid under the Merger Agreement or (ii) in the case of the cancellation of the Option as described in the preceding paragraph, the sum (A) net cash amount (before taxes) received by the Purchaser (or its designee) as described in the preceding paragraph and (B) the aggregate amount of termination fees paid under the Merger Agreement.

THE STOCKHOLDERS AGREEMENT

     The following summary of the stockholders agreement, by and between the Parent, Purchaser and the stockholders listed on Schedule I thereto (each a "Stockholder") (the "Stockholders Agreement") is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is filed as Exhibit 3 hereto. The Stockholders Agreement should be read in its entirety for a more complete description of the matters summarized below.

     As a condition and inducement to Parent and the Purchaser's entering into the Merger Agreement, the Stockholders, who have voting power and dispositive power with respect to an aggregate of 219,796 Shares, representing approximately 3.1% of the Shares outstanding on March 8, 1998, concurrently with the execution and delivery of the Merger Agreement, entered into the Stockholders Agreement. The Stockholders are Patrick Arrington, Richard E. Belluzzo, Robert W. Johnson, Jeffrey M. Nash, Kenneth E. Olson, and John M. Seiber and comprise the Board of Directors of the Company. Pursuant to the Stockholders

Agreement, each of the Stockholders has agreed to tender all of his Shares into the Offer promptly, and in no event later than 10 business days after the date of this Offer to Purchase. Each Stockholder agreed not to withdraw his Shares so tendered unless the Offer is terminated or expired. The Purchaser has agreed to purchase all the Shares so tendered at a price per Share equal to $11.00 per Share or any higher price that may be paid in the Offer; however, Purchaser's obligation to accept for payment and pay for such Shares in the Offer is subject to all the terms and conditions of the Offer set forth in the Stockholders Agreement and in the Merger Agreement.

     Each of the Stockholders has granted Parent an irrevocable proxy with respect to the voting of such Shares in favor of the Merger and against any action or agreement which would impede, interfere with or prevent the Merger, including any Acquisition Proposal.

     Each of the Stockholders has agreed that, prior to the termination of the Stockholders Agreement pursuant to its terms, he will not (i) transfer, or consent to the transfer, of any or all of his Shares or any interest therein;
(ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of his Shares or any interest therein;
(iii) grant any proxy, power-of-attorney or other authorization in or with respect to his Shares; (iv) deposit his Shares into a voting trust or enter into a voting agreement or arrangement with respect to his Shares; or (v) take any other action that would in any way restrict, limit or interfere with the performance of such Stockholder's obligations under the Stockholders Agreement.

     Each of the Stockholders has granted to Parent and Purchaser an irrevocable, exclusive option (the "Stockholder Option") to purchase all Shares of such Stockholder at a price of $11.00 per Share, net to such Stockholder in cash, subject to any amounts required to be withheld under applicable income tax laws and regulations. The Stockholder Option shall be exercisable by Parent or Purchaser at any time after consummation of the Offer and prior to the termination of the Stockholders Agreement.

     The Stockholders Agreement, and all rights and obligations of the parties thereto, shall terminate immediately upon the earlier of (i) the acquisition by Parent, through the Purchaser or otherwise of the Shares that are the subject of the Stockholders Agreement, (ii) the termination of the Merger Agreement in accordance with its terms or (iii) the Effective Time.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  Recommendation of the Board of Directors

     The Company's Board of Directors has by a unanimous vote of those present (one member being absent) approved the Merger Agreement and determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are fair to and in the best interests of the stockholders of the Company and recommends that all stockholders of the Company accept the Offer and tender all their Shares pursuant to the Offer. This recommendation is based in part upon an opinion, dated March 8, 1998, received by the Company from Broadview Associates LLC ("Broadview"), financial advisor to the Company, that, as of such date, the proposed cash consideration to be received by the Company's stockholders in the Offer and the Merger is fair to the stockholders from a financial point of view. The full text of the fairness opinion received by the Company from Broadview is filed as Exhibit 4 to this
Schedule 14D-9 and is also attached hereto as Annex B. Stockholders are urged to read such opinion in its entirety.

     As set forth in the Offer Documents, Purchaser will purchase Shares tendered prior to the close of the Offer if there shall have been validly tendered and not withdrawn a majority of Shares outstanding on a fully diluted basis (the "Minimum Condition") by that time and if all other conditions to the Offer have been satisfied (or waived). Stockholders considering not tendering their Shares in order to wait for the Merger should note that if the Minimum Condition is not satisfied or any of the other conditions to the Offer are not satisfied, Purchaser is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger. Under the Delaware Law, the approval of the Company's Board of Directors and the affirmative vote of the holders of a majority of the outstanding Shares are required to approve the Merger. Accordingly, if the Minimum Condition is satisfied, Purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other stockholder. Further, under the Delaware Law, if Purchaser acquires at least 90% of the outstanding shares, Purchaser will be able to approve the Merger without a vote of the Company's stockholders.

     The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Thursday, April 9, 1998, unless Parent, in its sole discretion, elects to extend the period of time for which the Offer is open. A copy of the press release issued by the Company and Parent on March 8, 1998 announcing the Merger and the Offer is filed as Exhibit 5 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

  Background of the Offer

     The market for multimedia projection products is characterized by rapidly evolving technology and short product lives with intense price competition. In addition, the Company competes against some of the largest electronics manufacturers in the world (such as Epson, Hitachi, 3M, Polaroid, Matsushita, Philips, NEC, Sanyo, Sharp, Sony, Toshiba and others) and many of these competitors have greater financial, technical, manufacturing and marketing resources than the Company. The Company believes that these market conditions and other factors have caused the Company to experience volatility in its financial results from quarter-to-quarter during the last two fiscal years.

     As a result of the foregoing market conditions and other factors, in February 1997, the Company sought to retain a financial adviser to assist management and the Company's Board of Directors in the analysis of potential strategic opportunities. On February 20, 1997, Broadview, an investment banking firm, was retained. Over the following year Broadview conducted a review of opportunities available to the Company and Broadview and the Company had discussions with approximately fifteen different potential alliance partners. These contacts included many of the world's leading manufacturers of multimedia projection equipment, including the Company's primary sourced product suppliers. With the exception of Parent, none of these contacts resulted in any offer regarding a business combination with the Company.

     On April 18, 1997, Broadview contacted Parent indicating that it represented a client which offered a strategic opportunity for Parent. Mr. Ole Fredriksen, president of Parent, responded by indicating that Parent would be interested in further discussions. On May 7, 1997, Broadview replied to Mr. Fredriksen disclosing the identity of its client as the Company and suggesting continued discussions.

     On June 5 and 6, 1997, while attending an industry trade show in Los Angeles, CA, Mr. Fredriksen met with Mr. Kenneth E. Olson, chairman, president and CEO of the Company, to generally discuss each company and a potential business combination or alliance.

     On June 9, 1997, Mr. Richard Dalton, Managing Director, and Ms. Maryfrances Galligan, Principal, of Broadview met in San Francisco, CA with Mr. Fredriksen, Mr. John Rehfeld, the Company's former CEO who had been retained by Parent at the time as a consultant, and Mr. Robert Meshel, legal advisor to Parent at the time. At this meeting, both parties provided a general corporate overview to the other. At the conclusion of the meeting, Mr. Fredriksen indicated that Parent might be interested in acquiring the Company for a price equal to the Company's book value, as estimated by Parent. Broadview suggested that this valuation would likely be inadequate; however, representatives of Parent were encouraged to visit with Company management at the Company's headquarters in San Diego, California to further understand the Company's prospects.

     Parent and the Company executed a confidentiality agreement with customary terms effective as of July 24, 1997.

     On July 30, 1997, Broadview wrote to Mr. Fredriksen suggesting the potential benefits of a business combination transaction. This letter was sent in anticipation of an August 7 and 8, 1997 meeting at the Company's headquarters in San Diego, California. On said dates, management representatives of the Company met with Mr. Fredriksen, Mr. Svein Jacobsen, Chairman of the Board of Parent, and Mr. Jorn Eriksen, Vice President of Technology and Development. Company representatives covered a general overview of the Company including financial results, sales and business plans, manufacturing capabilities and a status on then-pending securities litigation. At the conclusion of the meeting Mr. Fredriksen extended an invitation to Mr. Dalton to make a presentation to Parent's Board in Norway.

     During the time period of June 1997 through August 20, 1997, Bain & Company ("Bain"), an international management consulting firm, conducted an analysis of the Company in order to recommend various strategic options for the Company. After extensive analysis, Bain made presentations to the Company's Board on July 23, 1997 and August 20, 1997, concluding that a sale of the Company offered the best opportunity for maximizing stockholder value.

     On August 27, 1997, Mr. Dalton made a presentation to Parent's Board in Fredrikstad, Norway providing an overview of the Company, an analysis and forecast of combined results, and potential transaction structures. On September 8, 1997, the Company received a letter from Alfred Berg Norge A/S, an investment banking firm retained by Parent at the time, which provided an indication of interest to offer to purchase the stock of the Company for $7.00 cash per share. A Company Board meeting was held on September 10, 1997 to discuss the indication of interest. The Company's Board of Directors determined during the meeting that it was in the best interests of the Company and its stockholders to reject the $7.00 per share indication as inadequate and to seek to negotiate further the terms of a potential transaction. The Company's Board of Directors' position was communicated to Mr. Fredriksen on September 11, 1997.

     On September 28, 1997, Mr. Jacobsen contacted Mr. Dalton and stated that the Parent would defer further analysis of a potential transaction until the Company had publicly released its financial results for its second quarter of fiscal 1998 (ending September 28, 1997).

     On October 20, 1997, the Company publicly released its second quarter financial results. On November 6, 1997, Mr. Fredriksen informed Mr. Olson that Parent continued to be interested in pursuing a business combination with the Company.

     On December 3, 1997, while returning from a European business trip, Mr. Olson arranged to meet with Mr. Fredriksen in Fredrikstad, Norway. Mr. Fredriksen reiterated his interest in a potential business combination and committed to revisit the matter with Parent's Board.

     On December 16, 1997, Mr. Fredriksen contacted Mr. Dalton and stated that Parent's Board had a serious interest in a possible business combination and that Parent intended to retain financial and legal advisors to assist it in evaluating the Company. Mr. Dalton indicated that any purchase of the Company would need to be at a higher price than may have been possible in the fall of 1997 because the Company's financial performance and the trading price of its common stock recently had improved. On January 14, 1998, Mr. Dalton was contacted by a representative of BT Alex. Brown Incorporated ("BT Alex. Brown") who stated that BT Alex. Brown had been retained to assist Parent in evaluating a possible business combination with the Company. On January 20, 1998, Mr. Fredriksen contacted Mr. Olson and repeated that BT Alex. Brown had been retained, and Broadview informed representatives of BT Alex. Brown that the Company was discussing a possible acquisition by means of a stock-for-stock merger with a privately held company. On January 21, 1998, representatives from BT Alex. Brown visited the Company for the purpose of conducting a limited business review. Various financial data was provided to BT Alex. Brown.

     On February 2, 1998, Parent submitted a written acquisition proposal to the Company proposing a purchase price of $10.50 cash per share, subject to negotiation of definitive documentation and other conditions.

     On February 6, 1998, the Company's Board met with management and its financial advisors to discuss the acquisition proposal. Broadview presented various valuation arguments and suggested various negotiation strategies, all of which, as well as other options, were discussed by the Board. After extensive deliberation, the Board determined during the meeting that it was in the best interests of the Company and its stockholders to seek to negotiate further the terms of a potential transaction.

     On February 9, 1998, representatives from both companies and their financial advisors met in New York, NY to discuss the acquisition proposal. After a period of intense negotiations, Parent agreed to increase its proposal to $11.00 cash per share, but subjected such offer to a number of conditions including the payment of a termination fee and the grant of an issuer stock option on which the parties were not able to agree.

     During the period from February 10 through March 8, 1998, representatives of the parties exchanged drafts, and met via teleconference to discuss and negotiate the terms, of the definitive merger agreement, including the terms of the issuer stock option, if any, the terms of the Stockholders Agreement, provisions imposing restrictions on the Company's ability to enter into a competing transaction and the conditions to the Offer. During this period, representatives of the parties also met in connection with conducting due diligence and discussing integration plans. Near the end of this period, the Company's negotiating team ultimately agreed to recommend the Option Agreement to the Company's Board only when Parent made it clear that it would not proceed with the transaction without such concession.

     On March 8, 1998, the Company's Board held a special meeting at the Company's offices to consider the Merger Agreement, the Offer, the Merger, the Option Agreement and the transactions contemplated thereby. Mr. Belluzzo could not attend the meeting due to an unavoidable international travel conflict. At the meeting, the Company's Board of Directors reviewed the Merger Agreement, the Offer, the Merger, the Option Agreement, and the transactions contemplated thereby with the Company's management, representatives of Brobeck, Phleger & Harrison, LLP, legal advisors to the Company, and representatives of Broadview. The Company's Board of Directors heard a presentation by its legal counsel and by representatives of Broadview with respect to the financial terms of the proposed Offer and the Merger. The Board discussed among themselves and with the Company's management and advisors alternatives reasonably available to the Company. At the conclusion of their presentation, representatives of Broadview delivered their written opinion to the Company's Board of Directors that, as of such date, the proposed cash consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view.

     Based upon such discussions, presentations and opinion, the members of the Company's Board of Directors in attendance unanimously (i) approved the Offer, the Merger, the Merger Agreement and the Option Agreement, in the form presented to the Board, and the transactions contemplated by the Merger Agreement and the Option Agreement, and (ii) recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the transactions contemplated thereby. Later that same day, (i) representatives of the Company, Parent and Purchaser signed the Merger Agreement, (ii) representatives of the Company, Parent and Purchaser signed the Option Agreement, (iii) the stockholders and representatives of Parent and Purchaser signed the Stockholders Agreement and (iv) the Company and Parent issued separate press releases with respect to the Offer and the Merger.

  Board Considerations

     In reaching its conclusions described above, the Company's Board of Directors considered a number of factors, including, without limitation, the following:

        1. the financial and other terms and conditions of the Offer, the Merger Agreement and the Option Agreement;

        2. the Company's business, financial condition, results of operations, assets, liabilities, business strategy and prospects, as well as various uncertainties associated with those prospects, including the view of the Company's management that the Company would likely face increasing difficulties as a stand-alone company in its changing competitive environment because, among other things, the Company lacks proprietary technology, faces intense competition from much larger entities, and has become increasingly reliant on sourced product suppliers which sell substantially the same product in direct competition with, and can sell such product at lower prices than, the Company;

        3. the facts that the $11.00 per Share price to be received by the Company's stockholders in both the Offer and the Merger represents a 32.3% premium over the closing market price of $8.31 per Share on March 6, 1998, the last full trading day prior to the approval of the Merger Agreement by the Company's Board of Directors, a premium of 23.9% over the closing market price of $8.88 per share on February 6, 1998, the 20th full trading day prior to the approval of the Merger Agreement by the Company's Board of Directors, and a premium of 30.4% over the average closing prices for the 20-trading-day period preceding March 8, 1998, and that such price would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by the Company's stockholders;

        4. the opinion of Broadview, dated March 8, 1998, that, as of such date, the proposed cash consideration to be received by the Company's stockholders pursuant to the Offer and the Merger was fair to such stockholders from a financial point of view; a copy of Broadview's written opinion is attached to this Schedule 14D-9 as Annex B and is incorporated herein by reference. Such opinion should be read in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations of the review undertaken by Broadview. In connection with delivering its opinion, Broadview made a presentation to the Company's Board of Directors at its meeting on March 8, 1998, as to various financial and other matters underlying such opinion including, among other things, (a) a review of the public market value and trading multiples of certain publicly traded information technology hardware distribution companies; (b) a review of certain transactions in the information technology hardware distribution market segment with revenue between $50 million and $300 million; (c) a review of premiums paid in merger and acquisition transactions involving hardware vendors with values between $20 million and $250 million since January 1, 1995; and (d) a review of the present value of the Company's potential future share price;

        5. the results of the process undertaken by Broadview beginning in February 1997 to approach and contact potential transaction candidates and the fact that, despite these contacts, only Parent had made an offer regarding a business combination with the Company;

        6. the fact that the Offer and the Merger would not be subject to any financing condition and that Parent has represented that it has sufficient cash and/or available credit facilities to acquire all of the Shares in the Offer and the Merger and to make all necessary payments or fees and expenses in connection with the Merger Agreement;

        7. the likelihood that the proposed Merger would be consummated, including the terms of the Merger Agreement related thereto and the reputation and experience of Parent;

        8. the opinion of the Company's management that the strategic fit between Parent and the Company would likely yield business and operational synergies, a portion of which is being passed on to the Company's current stockholders in the form of a premium over the preexisting market price for the Shares;

        9. the requirement by Parent, as a condition to entering into the Merger Agreement, that the Company enter into the Option Agreement and the Stockholders Agreement, the extent to which those agreements might deter competing takeover proposals and the likelihood of any competing tender offer being made; and

        10. the fact that, to the extent required by the fiduciary obligations of the Company's Board of Directors to the stockholders under the Delaware Law, the Company's Board of Directors may withdraw its recommendation with respect to the Offer and the Merger in order to approve a tender offer or exchange offer for the Shares or other business combination that might be made or proposed by a third party on terms more favorable to the Company's stockholders than the Offer and the Merger taken together, and the fact that under the Merger Agreement, following such action by the Company's Board of Directors, Parent would have the right to terminate the Merger Agreement and receive from the Company up to a $3.0 million termination fee and up to $0.5 million of Parent's expenses associated with the Offer and the Merger and exercise the option granted under the Option Agreement, subject to the limitation that in no event may the aggregate of the termination fee and profits realized upon exercise of the option exceed $4.5 million. See Item 3. "Identity and Background -- The Merger Agreement -- Termination; Fees."

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company retained Broadview as its financial advisor in connection with the Offer and the Merger. Pursuant to its agreements with the Company, dated February 19, 1997, Broadview became entitled to receive a fee of (i) $35,000 upon execution of the agreements; (ii) $350,000 upon delivery of a fairness opinion and (iii) is entitled to upon consummation of the Merger an amount equal to $1,050,000 (less amounts paid pursuant to (ii) above). In addition, the Company has agreed to reimburse Broadview monthly for its reasonable out-of-pocket expenses incurred in connection with the Merger. In addition, the Company has agreed to indemnify Broadview, its affiliates, and each of Broadview's and its affiliates and their respective members, directors, officers, agents, employees and legal representatives, and each person, if any, controlling Broadview or any of its affiliates against certain liabilities (and certain related expenses) relating to or arising out of its engagement.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer and the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) During the past sixty days, no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate, or subsidiary of the Company.

     (b) To the best knowledge of the Company, all of its executive officers and directors currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

SECTION 203

     As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the Delaware Law. Section 203 would prevent an "Interested Shareholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "Business Combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an Interested Shareholder unless: (i) before such person became an Interested Shareholder, the board of directors of the corporation approved the transaction in which the Interested Shareholder became an Interested Shareholder or approved the Business Combination, (ii) upon consummation of the transaction which resulted in the Interested Shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock ownership plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an Interested Shareholder, the Business Combination is
(x) approved by the board of directors of the corporation and (y) authorized at a meeting of shareholders by the affirmative vote of the holders of at least
66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Shareholder. In accordance with the provisions of the Company's Certificate of Incorporation and Section 203, the Company's Board of Directors has approved the Merger Agreement, the Option Agreement and the Stockholders Agreement and Purchaser's acquisition of Shares pursuant to the Offer and the Merger and the transactions contemplated by the Merger Agreement and, therefore, the restrictions of Section 203 are inapplicable to the Merger, the Offer and the related transactions.

ANTITRUST

     Under the HSR Act certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer is subject to such requirements.

     Pursuant to the requirements of the HSR Act, Parent intends to file the required Notification and Report Forms (the "Forms") with the Antitrust Division and the FTC on March 13, 1998, and the Company expects to file the Forms with such agencies on March 13, 1998. The statutory waiting period applicable to the purchase of Shares pursuant to the Offer is to expire at 11:59 P.M., New York City time, on Friday, March 28, 1998. However, prior to such date, the Antitrust Division or the FTC may extend the waiting periods by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after substantial compliance by Parent with such request. Thereafter, such waiting periods can be extended only by court order. A request is being made pursuant to the HSR Act for early termination of the applicable waiting period. There can be no assurance, however, that the waiting period will be terminated early. The Merger Agreement provides that, if by the expiration of the Offer, the applicable waiting period under the HSR Act shall not have expired or been terminated, Parent may, without the consent of the Company, extend the Offer from time to time until the date that such waiting period has expired or been terminated.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Item 3, "Identity and Background -- The Merger Agreement -- Conditions to the Merger."

CERTAIN LITIGATION

     On March 9, 1998, a purported class action lawsuit was initiated in the Court of Chancery of Delaware by Marc Tisch, who purports to bring the action individually and on behalf of other stockholders of the Company similarly situated against the Company, its directors and Parent. The lawsuit is styled Marc Tisch v. Kenneth E. Olson et. al. (C.A.No.16234-NC) and seeks, among other things, a preliminary and permanent injunction against the Offer and the Merger, rescission of the Offer and the Merger if they are consummated, and compensatory damages. The complaint asserts, among other things, that (i) the directors of the Company breached fiduciary duties owed to the public stockholders of the Company; (ii) the intrinsic value of the Company is far greater than that reflected in the market price of the Company's stock; (iii) the terms of the proposed Merger and Offer were not the result of an auction process or active market check and were arrived at without a full and thorough investigation by the individual defendants and are intrinsically unfair and inadequate from the stand point of the Company's stockholders; and (iv) the individual defendants failed to make an informed decision, as no market check of the Company's value was obtained, and in agreeing to the Merger, the individual defendants failed to properly inform themselves of the Company's highest transactional value. The complaint also alleges that the individual defendants' fiduciary obligations under these circumstances require them to (i) undertake an appropriate evaluation of the Company's net worth as a merger/acquisition candidate; and
(ii) engage in a meaningful auction with third parties in an attempt to obtain the best value for the Company's public stockholders. The Company believes that the putative class action suit is without merit and intends to defend it vigorously.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
   1       Agreement and Plan of Merger dated as of March 8, 1998 among
           Parent, Purchaser and the Company
   2       Option Agreement dated as of March 8, 1998 among Parent,
           Purchaser and the Company
   3       Stockholders Agreement dated as of March 8, 1998 among
           Parent, Purchaser and Patrick Arrington, Richard E.
           Belluzzo, Robert W. Johnson, Jeffrey M. Nash, Kenneth E.
           Olson and John M. Seiber as selling stockholders.
   4       Opinion of Broadview Associates L.L.C., dated March 8, 1998
           (Attached to Schedule 14D-9 mailed to stockholders as Annex
           B)
   5       Press Release of the Company, issued March 8, 1998
   6       Press Release of Parent, issued March 9, 1998
   7       Article Ninth of the Amended and Restated Certificate of
           Incorporation of the Company
   8       Article Six of the By-Laws of the Company
   9       Letter dated March 13, 1998 from Kenneth E. Olson to the
           stockholders of the Company (Included with Schedule 14D-9
           mailed to stockholders)
  10       Complaint in Tisch v. Proxima Corporation, et al., Civil
           Action No. 16234NC, Court of Chancery in the State of
           Delaware.
  11       Form of Severance Agreement between the Company and each of its Executive Officers.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PROXIMA CORPORATION

                                          By:  /s/ KENNETH E. OLSON

                                             -----------------------------------
                                             Chairman of the Board,
                                             President and Chief Executive
                                               Officer

March 13, 1998

                                                                         ANNEX A

                              PROXIMA CORPORATION
                            9440 CARROLL PARK DRIVE
                          SAN DIEGO, CALIFORNIA 92121
                                 (619) 457-5500

                                ---------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                                ---------------

GENERAL

     This Information Statement is being mailed on or about March 13, 1998, with the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Proxima Corporation (the "Company") with respect to the Offer to Purchase dated March 13, 1998 (as supplemented, the "Offer to Purchase") of BD Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of ASK asa ("Parent"). Purchaser is offering to purchase all outstanding shares of Common Stock, par value $.001 per share (the "Common Stock") of the Company at a price of $11.00 per share, net to the seller in cash (the "Offer"). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 8, 1998 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser (the "Purchaser Designees") to at least a majority of the seats on the Board of Directors (the "Board") of the Company pursuant to the Merger Agreement. The Merger Agreement is more fully described under Item 3 of the Schedule 14D-9, to which this Information Statement is attached as Annex A. Capitalized terms used and not defined herein have the meanings assigned to them in the Schedule 14D-9.

     The information with respect to the Purchaser Designees has been supplied to the Company by Purchaser for inclusion or incorporation by reference herein, and the Company assumes no responsibility for the accuracy or completeness of such information.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

THE PURCHASER DESIGNEES

     Pursuant to the Merger Agreement and subject to compliance with applicable law, commencing upon the purchase by Purchaser of Shares pursuant to the Offer or the Option Agreement, Purchaser shall be entitled to designate the number of directors, rounded up to the next whole number, on the Board of Directors of the Company that equals that percentage of the total number of directors on the Board of Directors (giving effect to the election of any such directors) equal to the percentage of then outstanding Shares owned by Parent or Purchaser. The foregoing notwithstanding, the Merger Agreement provides that until the effectiveness of the Merger, the Company shall retain as members of its Board of Directors at least two directors who are directors of the Company on the date of the Merger Agreement (the "Company Designees"). In the event of the death, resignation or removal of any of the Company Designees, any remaining Company Designee (or, if no other Company Designee shall remain on the Board of Directors, the last remaining Company Designee and, if no Company Designee shall remain on the Board of Directors, a majority of the other members of the Board) shall have the right to appoint a successor or successors to fill the vacancies so created, which successor shall not be an affiliate or associate (as those terms are defined in Section 203 of the Delaware Law) of Purchaser or Parent. The Company has agreed to take all actions necessary to cause Purchaser's designees to be elected or appointed as directors of the Company, including, without limitation, by increasing the size of the Board of Directors of the Company or securing the resignations of incumbent directors or both.

     Purchaser has informed the Company that it will choose the Purchaser Designees from the directors and executive officers listed in Schedule I to the Purchaser's Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with the Schedule 14D-9. Purchaser has informed the Company that each of the directors and executive officers listed in Schedule I to Purchaser's Offer to Purchaser has consented to act as a director, if so designated. The business address of each such person is as set forth in Schedule I to Purchaser's Offer to Purchase.

     It is expected that the Purchaser Designees may assume office at any time following the purchase by Parent or Purchaser, as applicable, of the specified minimum number of shares of Common Stock pursuant to the Offer, which purchase cannot be earlier than 12:00 midnight, April 9, 1998.

CERTAIN INFORMATION CONCERNING THE COMPANY

     The authorized stock of the Company consists of (a) 40,000,000 shares of Common Stock and (b) 5,000,000 shares of preferred stock, $.001 par value. The shares of Common Stock constitute the only class of voting securities of the Company. As of the close of business on March 8, 1998, there were 7,175,445 shares of Common Stock outstanding. Each share of Common Stock entitles its record holder to one vote. Stockholders of the Company do not have cumulative voting rights. None of the Company's 5,000,000 authorized shares of preferred stock have been issued. The Board currently consists of six members.

THE CURRENT MEMBERS OF THE BOARD AND EXECUTIVES OFFICERS OF THE COMPANY

     To the extent the Board will consist of persons who are not Purchaser Designees, the Board is expected to continue to consist of those persons who are currently directors of the Company who do not resign. The current directors and executive officers of the Company, their ages, and their positions and terms of office with the Company are set forth below.

                                                                                              DIRECTOR
              NAME                 AGE                        POSITION                         SINCE
              ----                 ---                        --------                        --------
Kenneth E. Olson.................  61    Chairman of the Board, President and                   1984
                                         Chief Executive Officer
Ronald J. Gillies................  38    Vice President, North American Sales
Gerald Hansen....................  62    Vice President, Display Products
Thomas D. Kampfer................  34    General Counsel and Secretary
Michael S. Tamkin................  56    Vice President, Manufacturing
Michael Vogt.....................  56    Vice President, International Sales
Nigel Waites.....................  32    Vice President, Product Development
Dennis Whittler..................  47    Vice President, Finance and Chief Financial Officer
Patrick Arrington(1)(3)(4).......  55    Director                                               1994
Richard E. Belluzzo(4)...........  44    Director                                               1995
Robert W. Johnson(1)(2)..........  48    Director                                               1985
Jeffrey M. Nash(2)(4)............  50    Director                                               1993
John M. Seiber(2)(3).............  63    Director                                               1988

---------------

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Finance Committee

(4) Member of the Nominating Committee

     Mr. Olson has served as Chairman of the Board since 1984. In March 1997, the Board appointed him Interim President and Chief Executive Officer. Prior to leaving the Company in 1996, he had been Chief

Executive Officer from December 1990 to February 1996 and was also President of the Company from April 1995 to February 1996. Mr. Olson is a director of LIDAK Pharmaceuticals and Applied Digital Access, Inc.

     Mr. Gillies has been Vice President, North American Sales since July 1997. Mr. Gillies joined the Company in September 1984 and during that time has served in various sales positions in both Europe and the United States.

     Mr. Hansen has been Vice President, Display Products since September 1997. Mr. Hansen joined the Company in December 1991 and prior to his current position served in various product management positions.

     Mr. Kampfer has been General Counsel and Secretary since June 1997. Mr. Kampfer joined the Company as Director of Legal Affairs in January 1996 and was named General Counsel and Secretary in June 1997. He was with IBM Corporation from 1985 to 1995 where he held a variety of positions in engineering, contracting and IBM's legal department, most recently as Counsel.

     Mr. Tamkin has been Vice President, Manufacturing since 1994. From 1992 through March 1994, Mr. Tamkin was V.P., Operations, at Midwestco Enterprises, Inc. From 1990 to 1992, he was V.P., Manufacturing and Quality, with Motorola Lighting, Inc., a manufacturer of electronic ballasts. From 1963 to 1990, he was with Zenith Electronics Corporation, most recently as V.P. and General Manager of the Video Display Division.

     Mr. Vogt has been Vice President, International Sales since 1995. From January 1984 to December 1989, he served in a variety of senior management positions with the Company, including V.P., Finance, CFO and Secretary of the Company.

     Mr. Waites has been Vice President, Product Development since November 1997. Mr. Waites joined the Company as Manager of Hardware Engineering in March 1996. He was Manager of Test Engineering at Polycom, Inc., from 1995 to 1996, and Hardware Manager Entry Level PowerBook Division at Apple Computer, Inc., from 1994 to 1995. From 1988 to 1994 he held a variety of engineering positions at National Instruments, Inc.

     Mr. Whittler has been Vice President, Finance and Chief Financial Officer of the Company since December 1989. From 1980 to December 1989, Mr. Whittler held a variety of financial positions with Topaz, Inc., including Chief Financial Officer and Controller.

     Mr. Arrington has been engaged in the practice of law since 1968 and is a member of the law firm of Brobeck, Phleger and Harrison LLP, Newport Beach, California.

     Mr. Belluzzo is the Chairman and Chief Executive Officer at Silicon Graphics, Inc. Prior to joining Silicon Graphics, Inc., Mr. Belluzzo held various positions at Hewlett-Packard during the last twenty years.

     Mr. Johnson has been a private venture capital investor since July 1988. Mr. Johnson is a director of STAC Electronics, Inc. and of ViaSat, Inc.

     Mr. Nash is a private investor. From August 1995 to December 1997 he was the President of TransTech Information Management Systems, Inc., a software development company. From June 1994 to July 1995, Mr. Nash served as President of Digital Perceptions, Inc., a software development company. From 1989 to June 1994, he was President of VISqUS Corporation, a computer disk drive/magnetic recording technology development company which he co-founded and which is a subsidiary of Conner Peripherals, a disk drive company. Mr. Nash is a director of Remec, Inc. and of ViaSat, Inc.

     Mr. Seiber is a Senior Vice President of PaineWebber, Inc., an investment company. He has served in a variety of positions with PaineWebber, Inc. since 1962.

BOARD MEETINGS AND COMMITTEES

     The Board of Directors of the Company held a total of eight meetings during the fiscal year ended March 31, 1997.

     The Audit Committee, currently consisting of directors Arrington and Johnson, met once during the last fiscal year. This Committee recommends engagement of the Company's independent public accountants and is primarily responsible for approving the services performed by such accountants and for reviewing and evaluating the Company's accounting principles and its system of internal accounting controls.

     The Compensation Committee, currently consisting of directors Johnson, Nash and Seiber, met once during the last fiscal year. This Committee establishes the salary and incentive compensation of the executive officers of the Company and administers the Company's employee benefit plans.

     The Finance Committee, which during the fiscal year ended March 31, 1997 consisted of directors Seiber and Olson, held two meetings during the last fiscal year. The Finance Committee reviews matters concerning financing strategies and strategic alliances.

     The Nominating Committee, currently consisting of directors Nash, Arrington and Belluzzo, met once during the last fiscal year. The Nominating Committee reviews candidates and makes recommendations for nominees to serve on the Board of Directors. The Committee will consider recommendations by stockholders for vacancies on the Board. Suggestions may be submitted to the Secretary of the Company. In addition, the Committee also reviews the criteria for the position of CEO and President and interviews the final candidates.

     During fiscal year 1997, all directors attended at least 75% of the meetings of the Board of Directors and meetings of Committees on which such director served with the exception of Mr. Arrington, who attended 50% of the Board meetings held.

BOARD COMPENSATION

     Non-employee directors are compensated at the rate of $1,000 per meeting of the Board of Directors and $500 per meeting of a committee that is held on a day when a meeting of the entire Board is not held. Non-employee directors also receive a $1,000 quarterly retainer.

     Directors may be compensated for special assignments from time to time on an hourly, per diem or per project basis. During the period Mr. Olson was a non-employee director, he was engaged to provide services to the Company principally in connection with its business relationship with its affiliate, Laser Power Corporation. He was compensated in the amount of $18,814, which is included in the Summary Compensation Table under the heading "All Other Compensation."

     In addition, all directors are eligible to receive options to purchase stock under the Company's Amended and Restated 1996 Stock Plan.

                      REPORT OF THE COMPENSATION COMMITTEE

     The following is the Report of the Compensation Committee of the Company, describing the compensation policies and rationale applicable to the Company's officers with respect to the compensation paid to the officers for the year ended March 31, 1997.

     The Compensation Committee of the Board of Directors (the "Committee") is responsible for reviewing and evaluating the compensation of the Company's officers. The duties of the Compensation Committee include reviewing and making recommendations regarding salaries, bonuses and equity-based compensation to the Board. All recommendations by the Committee submitted to the Board are reviewed and approved by the non-employee directors. The Committee is composed of Messrs. Robert Johnson, Jeffrey Nash and John Seiber, all of whom are independent, outside directors of the Company.

  Base Salaries

     The Committee establishes the base salaries of the officers by considering the salaries of officers in similar positions at comparably sized companies in the electronics industry using survey information contained in the Radford Associates Management Total Compensation Report. The Committee benchmarks salaries to the 50th percentile of the survey range and also considers the Company's performance over the past year in such areas as profitability and progress toward long-term goals. The base salaries are reviewed annually.

  Annual Bonuses

     The Committee establishes target bonus levels which vary between 20% and 50% of base salary for officers. The Committee also predetermines a minimum performance level below which no bonus is earned and the performance goal at which the full target bonus is earned. Additional bonus amounts are earned for achievement of results above the targets. The target bonus is prorated for achievement of results between the minimum level and the performance goal. For fiscal 1997, annual bonuses were based upon earnings goals, individual goal achievements and also upon revenue goals for certain officers who are primarily involved with selling. No performance bonuses were paid during fiscal 1997.

  Equity-Based Compensation

     The Committee views stock options as an important part of the Company's long-term performance-based compensation plan. The Committee bases grants of stock options to the officers upon its estimation of each executive's potential contribution to the long-term growth and profitability of the Company. The program is intended to provide additional incentives to the officers to maximize stockholder value. An extensive review of industry practices was conducted during fiscal 1997 which served as the basis for equity-based compensation in fiscal 1997. All options are granted at the fair market value of the Company's Common Stock at the date of grant. The stock options vest over time to encourage key employees to remain with the Company.

  Chief Executive Officer Compensation

     The compensation of the Company's Chief Executive Officer was based upon the same criteria described above. Specifically, the Committee considered (i) salaries of chief executive officers for comparably sized companies in the electronics industry, (ii) the profitability goals of the Company and the performance of similar companies, and (iii) the Company's performance for fiscal year 1997.

     Section 162(m) of the United States Internal Revenue Code of 1986 (the "Code") limits deductibility of compensation in excess of $1 million paid to a company's chief executive officer and four other highest paid executive officers unless such compensation qualifies as "performance based." The Company will not be affected by this limitation for the 1997 fiscal tax year. The Compensation Committee intends to review this issue periodically to determine whether further changes to the Company's compensation policies and practices are advisable in order to preserve deductibility.

          SPECIAL REPORT ON THE FISCAL YEAR 1997 REPRICING OF OPTIONS

     In fiscal year 1997, the Committee determined that factors affecting the stock price of the Company's shares made it necessary to consider a program to reprice certain options to purchase common stock of the Company. Stock options are intended to incentivize employees, and they form a major component of an employee's compensation package. The Committee believes that stock options strengthen the Company's ability to attract and retain key employees who contribute to the Company's success. The Committee deemed it necessary to reprice specific outstanding stock options held by employees, including the Company's executive officers. Prior to this action, the Company's stock price had been depressed. In order to retain key employees, the Committee concluded it was important that out-of-the-money options be repriced to reflect the current market value. Option grants to directors were not eligible for participation in this program.

     After consideration and upon recommendation of the Compensation Committee, on July 10, 1996, the Board of Directors approved the repricing of all outstanding options for non-officer employees and directed management to convey the information to the employees. A repricing program was implemented and communicated to the affected employees. Under the program, non-officer employees holding outstanding options with an exercise price higher than the closing price of a share of Proxima Corporation common stock on the repricing date of August 14, 1996 were eligible to participate in the repricing program. Each optionee holding an out-of-the-money option was offered the opportunity to either retain the existing option or to accept a repricing of the affected option at an exercise price of $11.50. No change was made in the number of options granted, but employees who accepted the repricing offer agreed to a new vesting schedule. Under the new vesting schedule options vest over a period of four years at the rate of 25% per annum commencing on the first anniversary of the date of the repricing.

     On September 25, 1996, the Board of Directors approved the repricing of all options held by officers with prices exceeding the closing price of Proxima Corporation common stock on September 26, 1996. Such closing price was $12.00. The program for officers was consistent with that offered to the general employees with the exception of the exercise price which was governed by the market price of the stock at the repricing date specified in the Board resolution.

     The Committee and the Board of Directors believe that with the repricing program, employees will continue to view their options as a valuable part of their total compensation. The Company believes that this will aid it in retaining critical employees. It will, however, be necessary for the employees who elected to participate in the repricing program to continue employment with the Company for another four years in order to receive the maximum benefit from the repriced options, and then only if the market value of the stock rises above the stated option price.

     Following the close of the fiscal year, and as the price of the common stock continued to decrease, the Committee again reviewed the value of the outstanding stock options and recommended a second repricing program. On April 24, 1997, the Board approved this second repricing program for all employees and executive officers. All employees have the opportunity to accept a lower exercise price in exchange for the commencement of a new vesting period, so that only employees remaining with the Company for a minimum of four years would have an opportunity to take full advantage of the repricing program. The amended price of the options was $5.19.

                                          COMPENSATION COMMITTEE:

                                          ROBERT W. JOHNSON, Chairman
                                          JEFFREY M. NASH, Committee Member
                                          JOHN M. SEIBER, Committee Member

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No member of the Compensation Committee was or is an officer or employee of the Company or any of its subsidiaries.

     There is no family relationship between any director or executive officer of the Company.

                     PRINCIPAL HOLDERS OF VOTING SECURITIES
                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth information with respect to the only persons who (to the Company's knowledge) beneficially owned more than 5% of the Shares of the Company as of March 8, 1998.

                                                              BENEFICIAL     AMOUNT AND NATURE
            NAME AND ADDRESS OF BENEFICIAL OWNER              OWNERSHIP     OF PERCENT OF CLASS
            ------------------------------------              ----------    -------------------
Dimensional Fund Advisors, Inc..............................   521,300              6.9%
  1299 Ocean Avenue, 11th Floor
  Santa Monica, CA 90401
SC Fundamental, Inc.........................................   704,600              9.8%
  712 5th Ave. 19th floor
  New York, NY 10019

             SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth, as of March 11, 1998, for each of (i) each member of the Board, any person acting as the Company's Chief Executive Officer during the last completed fiscal year and each of the next four most highly compensated executive officers of the Company who were serving as executive officers at the end of the last completed fiscal year and (ii) all directors and executive officers as a group the number of shares and percentage of outstanding Common Stock of the Company beneficially owned. Each person named in the table has sole investment power and sole voting power with respect to the shares of the Common Stock set forth opposite such person's name, except as otherwise indicated.

                                                                       PERCENTAGE OF
            NAME OF INDIVIDUAL OR               SHARES BENEFICIALLY     COMMON STOCK
        NUMBER OF PERSONS IN GROUP(1)               OWNED(2)(3)        OUTSTANDING(2)
        -----------------------------           -------------------    --------------
Kenneth E. Olson..............................        319,472               4.5%
Philip G. Baker(4)............................          1,075                 *
Michael H. Chaffin, Jr.(5)....................            282                 *
John E. Rehfeld(6)............................          1,075                 *
Michael S. Tamkin.............................         13,291                 *
Dennis Whittler...............................         47,451                 *
Patrick Arrington.............................         15,156                 *
Richard E. Belluzzo...........................          9,154                 *
Robert W. Johnson.............................         25,280                 *
Jeffrey M. Nash...............................         16,476                 *
John M. Seiber................................         23,126                 *
All Executive Officers and Directors as a
  Group
  (13 Persons excluding officers and directors
  who are listed but no longer employed by the
  Company)....................................        534,013               7.6%

---------------

 *  Less than 1%

(1) Unless otherwise indicated, the address of each individual named in the table is c/o Proxima Corporation, 9440 Carroll Park Drive, San Diego, California 92121.

(2) The shares listed on the table include the following stock options exercisable on or within 60 days after March 11, 1998: Mr. Olson -- 115,842; Mr. Tamkin -- 11,750; Mr. Whittler -- 20,124; Mr. Arrington -- 15,156; Mr. Belluzzo -- 9,154; Mr. Johnson -- 16,020; Mr. Nash -- 16,476; Mr.
    Seiber -- 16,020; and all directors and executive officers as a group -- 251,401.

(3) The shares shown as beneficially owned by Messrs. Arrington, Belluzzo, Johnson, Nash, Olson and Seiber are the subject of a Stockholders Agreement dated March 8, 1998, between Parent and those stockholders, pursuant to which beneficial ownership may be deemed shared with Parent. The Stockholder Agreement is more fully described in the Schedule 14D-9.

(4) Mr. Baker's employment with the Company terminated on May 9, 1997.

(5) Mr. Chaffin's employment with the Company terminated on May 9, 1997.

(6) Mr. Rehfeld's employment with the Company terminated on March 30, 1997.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION
                  CONCERNING DIRECTORS AND EXECUTIVE OFFICERS

     SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

     The following table shows, for the three most recently ended fiscal years, the compensation paid or accrued for those years to any person acting as Chief Executive Officer of the Company and to each of the four most highly compensated executive officers of the Company other than the Chief Executive Officer who were serving as executive officers at the end of the last fiscal year whose aggregate annual salary and bonus paid in compensation for services rendered in all the capacities in which they served exceeded $100,000 for the Company's last fiscal year (the "Named Executives"):

                           SUMMARY COMPENSATION TABLE

                                                                              LONG-TERM
                                                                             COMPENSATION
                                                                             ------------
                                                                              SECURITIES
                                                      ANNUAL COMPENSATION     UNDERLYING     ALL OTHER
                                            FISCAL    --------------------     OPTIONS      COMPENSATION
       NAME AND PRINCIPAL POSITION           YEAR     SALARY($)   BONUS($)    AWARDS(#)        ($)(1)
       ---------------------------          ------    ---------   --------   ------------   ------------
Kenneth E. Olson..........................   1997(2)    54,221      6,160        2,500         95,040
  President and CEO; Chairman of             1996      221,538         --           --         17,278
  the Board                                  1995      220,000    220,000       37,000         13,865
Philip G. Baker...........................   1997      160,000     50,000       47,000(3)      36,314
  Vice President, Product Development        1996(2)    31,597     15,000       40,000         30,422
                                             1995           --         --           --             --
Michael H. Chaffin, Jr....................   1997      207,392         --       67,500(3)      14,450
  Executive Vice President,                  1996(2)   115,822         --       60,000         37,895
  Business Development                       1995           --         --           --             --
John E. Rehfeld...........................   1997(2)   311,312     75,000      215,000(3)     580,937
  Former President and CEO                   1996(2)    55,386     25,000      200,000          3,068
                                             1995                      --           --             --
Michael S. Tamkin.........................   1997      161,000         --       26,000(3)       8,301
  Vice President, Manufacturing              1996      155,000         --       20,000          5,833
                                             1995(2)   136,635     68,345       30,000         52,617
Dennis A. Whittler........................   1997      158,461      3,060       15,500(3)       6,322
  Vice President, Finance;                   1996      149,000         --           --          5,041
  Chief Financial Officer                    1995      129,000     81,041       10,000          4,962

---------------

(1) Includes for fiscal year 1997: Key executive insurance premiums
    (Olson -- $2,670; Baker -- $255; Chaffin -- $670; Rehfeld -- $3,958;
    Tamkin -- $818; Whittler -- $191); Matching contributions to Company's 401(k) plan (Olson -- $3,661; Baker -- $7,177; Chaffin -- $5,128;
    Rehfeld -- $10,313; Tamkin -- $5,151; Whittler -- $6,131); Relocation expenses (Baker -- $28,587; Chaffin -- $2,352; Rehfeld -- $257,066); Change in status or termination payments (Olson -- $60,000; Rehfeld -- $300,000); Automobile allowances (Olson -- $1,255; Chaffin -- $6,300;
    Rehfeld -- $9,600; Tamkin -- $2,332); Amounts as a non-employee director (Olson -- $18,814 consulting fees and $8,640 director's fees).

(2) Employed for a portion of the last completed fiscal year.

(3) See also "Special Report on the Fiscal Year 1997 Repricing of Options" and "Information Regarding Repricing, Cancellation or Regrant of Options."

STOCK OPTION GRANTS

     The following table sets forth each grant of stock options made during the fiscal year ended March 31, 1997, to each of the executive officers named in the Summary Compensation Table:

                                             INDIVIDUAL GRANTS
                                          -----------------------
                                          % OF TOTAL                                POTENTIAL REALIZABLE
                                            OPTIONS                                   VALUE AT ASSUMED
                                            GRANTED                                   ANNUAL RATES OF
                            SECURITIES        TO                                   STOCK APPRECIATION FOR
                            UNDERLYING     EMPLOYEES     EXERCISE                      OPTION TERM(1)
                             OPTIONS       IN FISCAL     OR BASE                   ----------------------
           NAME              GRANTED         YEAR         PRICE      EXPIRATION       5%          10%
           ----             ----------    -----------    --------    ----------    --------    ----------
Kenneth E. Olson..........     2,500           .7        $ 11.50      8-14-03      $ 11,704    $   27,276
Philip G. Baker...........     7,000          2.0          11.50      8-14-03        32,772        76,372
                              40,000           (2)         12.00      9-25-03       195,408       455,384
Michael H. Chaffin, Jr....     7,500          2.2          11.50      8-14-03        35,112        81,827
                              60,000           (2)         12.00      9-25-03       283,112       683,076
John E. Rehfeld...........    15,000          4.4          11.50      8-14-03        70,225       163,654
                             200,000           (2)         12.00      9-25-03       977,041     2,276,921
Michael S. Tamkin.........     6,000          1.7          11.50      8-14-03        28,090        65,461
                              20,000           (2)         12.00      9-25-03        97,704       227,692
Dennis A. Whittler........     5,500          1.6          11.50      8-14-03        25,749        60,006
                              10,000           (2)         12.00      9-25-03        48,852       113,846

---------------

(1) Potential realizable value is based on an assumption that the stock price appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the seven year option term. These numbers are calculated based on the requirements promulgated by the Securities and Exchange Commission and do not reflect the Company's estimate of future stock price growth.

(2) These options were repriced during fiscal 1997, but were granted in prior years and, therefore, are not included in the calculations for this column.

STOCK OPTION EXERCISES

     This table sets forth, for each of the executive officers named in the Summary Compensation Table, each exercise of stock options during the fiscal year ended March 31, 1997, and the year-end value of unexercised options:

                                                            NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                         SHARES                            UNDERLYING UNEXERCISED           IN-THE-MONEY OPTIONS
                       ACQUIRED ON                         OPTIONS AT YEAR-END(#):              AT YEAR-END:
        NAME           EXERCISE(#)   VALUE REALIZED(1)    EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE(2)
        ----           -----------   -----------------   ---------------------------   ------------------------------
Kenneth E. Olson.....    176,414        $1,282,481            500           2,000          --              --
Philip G. Baker......         --                --             --          47,000          --              --
Michael H. Chaffin,
  Jr.................         --                --             --          67,500          --              --
John E. Rehfeld......         --                --             --         215,000          --              --
Michael S. Tamkin....         --                --          8,589          38,411          --              --
Dennis A. Whittler...         --                --         37,037          23,462          --              --

---------------

(1) Market value of underlying securities minus exercise price at time of exercise.

(2) None of these options were in-the-money.

INFORMATION REGARDING REPRICING, CANCELLATION OR REGRANT OF OPTIONS

     As set out above in the Special Report on Fiscal 1997 Repricing of Options, the Company implemented an option repricing program for executive officers and other employees holding out-of-the-money options. The repricing was effective August 14, 1996 as to employees and September 26, 1996 as to executive officers. At the employee's election, each option was repriced to the fair market value of the common stock pursuant to the criteria established in the Board's resolutions ($11.50 on August 14, 1996 for employees and $12.00 on September 26, 1996 for executive officers) and became subject to a new vesting schedule.

     The following table sets forth (i) information with respect to each of the Company's Named Executive Officers who participated in the option repricing program effected September 26, 1996, and (ii) information with respect to all former or current executive officers of the Company concerning their participation in any option repricing programs implemented by the Company during the last ten fiscal years.

                                       NUMBER OF        MARKET      EXERCISE                  LENGTH OF
                                       SECURITIES       PRICE       PRICE AT               ORIGINAL OPTION
                                       UNDERLYING    OF STOCK AT     TIME OF               TERM REMAINING
                                      OPTIONS/SARS     TIME OF      REPRICING     NEW        AT DATE OF
                                      REPRICED OR    REPRICING OR      OR       EXERCISE    REPRICING OR
     NAME AND POSITION        DATE     AMENDED(#)     AMENDMENT     AMENDMENT    PRICE        AMENDMENT
     -----------------       -------  ------------   ------------   ---------   --------   ---------------
Philip G. Baker............  9-26-96     40,000         $21.00       $ 20.75     $12.00    76 of 84 months
  Vice President, Product
  Development
Michael H. Chaffin, Jr.....  9-26-96     60,000          12.00         18.63      12.00    71 of 84 months
  Executive Vice President,
  Business Development
Charles Chestnutt..........  9-26-96     10,000          12.00        25.875      12.00    66 of 84 months
  Former Vice President and
  Controller
Frank Drdek................  9-26-96     10,000          12.00        25.875      12.00    66 of 84 months
  Vice President, Human
  Resources
Donald Houston.............  9-26-96     30,000          12.00        25.875      12.00    66 of 84 months
  Former Vice President,                 10,000          12.00         19.75      12.00    71 of 84 months
  Sales
John Rehfeld...............  9-26-96    200,000          12.00         20.75      12.00    76 of 84 months
  Former President and CEO
Michael Tamkin.............  9-26-96     10,000          12.00        35.875      12.00    62 of 84 months
  Vice President,                        10,000          12.00        25.875      12.00    66 of 84 months
  Manufacturing
Dennis Whittler............  9-26-96     10,000          12.00        25.875      12.00    66 of 84 months
  Vice President, Finance,
  CFO

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Bylaws provide that the Company is required to indemnify its officers and directors to the maximum extent and in the manner permitted by Delaware law. Further, the Company has entered into indemnification agreements with its officers and directors. The Company believes that its charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act), requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the Securities and Exchange Commission (the "SEC"). Such officers, directors and ten percent stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file.

     Based solely on its review of the copies of such forms received by it, the Company believes that, during the fiscal year ended March 31, 1997, all Section 16(a) filing requirements applicable to its officers, directors and ten percent stockholders were complied with except for one former officer, Donald Houston, who filed a late Form 4 regarding one open market purchase in May 1996.

                      COMPARATIVE STOCK PERFORMANCE GRAPH

     The following is a graph comparing the cumulative total return to stockholders of the Company's Common Stock to two indices: (i) the Nasdaq Stock Market (U.S. Companies) Index and (ii) the Nasdaq Computer Manufacturers Stock Index. Information contained in the Performance Graph shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates it by reference into such filing.

                 COMPARISON OF 50-MONTH CUMULATIVE TOTAL RETURN

                                      LOGO

     The Performance Graph shows the cumulative total return on investment assuming an investment of $100 on February 4, 1993, in the Company, the Nasdaq Stock Market (U.S. Companies) Index and the Nasdaq Computer Manufacturers Stock Index. The return on investment includes the reinvestment of dividends, although dividends have never been paid on Company stock.

                                                                         ANNEX B

LOGO                                  LOGO

LOGO
                                 March 8, 1998

                                     CONFIDENTIAL

Board of Directors
Proxima Corporation
9440 Carroll Park Drive
San Diego, CA 92121-9639

Dear Members of the Board:

We understand that Proxima Corporation ("Proxima" or the "Company"), ASK a.s. ("ASK") and BD Acquisition Corp., a wholly owned subsidiary of ASK (the "Sub"), propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which the Sub will offer to purchase (the "Offer") all of the outstanding shares of Proxima common stock, $0.001 par value per share ("Proxima Common Stock"), for $11.00 cash per share (the "Consideration") and subsequently merge with and into Proxima (the "Merger"). Pursuant to the Merger, each issued and outstanding share of Proxima not acquired in the Offer will be converted into the right to receive an amount of cash equal to the Consideration. The terms and conditions of the above described Offer and Merger (together the "Transaction") are more fully detailed in the Agreement.

You have requested our opinion as to whether the Consideration to be received by Proxima shareholders in the Transaction is fair, from a financial point of view, to Proxima shareholders.

Broadview Associates focuses on providing merger and acquisition advisory services to information technology ("IT") companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to Proxima's Board of Directors and will receive a fee from Proxima upon the successful conclusion of the Transaction.

In rendering our opinion, we have, among other things:

 1.) reviewed the terms of the Agreement and the associated exhibits thereto in the form of the draft dated March 7, 1998 furnished to us by Rogers & Wells LLP on March 7, 1998 (which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the agreement to be executed);

 2.) reviewed Proxima's annual report and Form 10-K for the fiscal year ended
     March 31, 1997, including the audited financial statements included therein, and Proxima's Form 10-Q for the nine months ended December 31, 1997, including the unaudited financial statements included therein;

 3.) reviewed certain internal financial and operating information relating to Proxima, including certain projections through December 31, 1998, prepared and provided to us by Proxima management;

 4.) participated in discussions with Proxima management concerning the operations, business strategy, financial performance and prospects for Proxima;

 5.) reviewed the recent reported closing prices and trading activity for Proxima Common Stock;

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

 6.) compared certain aspects of the financial performance of Proxima with public companies we deemed comparable;

 7.) analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Transaction;

 8.) reviewed recent equity research analyst reports covering Proxima;

 9.) assisted in negotiations and discussions related to the Transaction among Proxima, ASK and their financial and legal advisors; and

10.) conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by Proxima. With respect to the financial projections examined by us, we have assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of Proxima as to the future performance of Proxima. We have neither made nor obtained an independent appraisal or valuation of any of Proxima's assets.

Based upon and subject to the foregoing, we are of the opinion that the Consideration to be received by Proxima shareholders in the Transaction is fair, from a financial point of view, to Proxima shareholders.

For purposes of this opinion, we have assumed that Proxima is not currently involved in any material transaction other than the Transaction and those activities undertaken in the ordinary course of conducting its business. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion, and any change in such conditions may impact this opinion.

This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of Proxima in connection with its consideration of the Transaction and does not constitute a recommendation to any Proxima shareholder as to whether such shareholder should tender its shares in the Offer or as to how such shareholder should vote on the Merger. Broadview Associates does not believe that any other person other than the Board of Directors of Proxima has the legal right under state law to rely on this opinion, and, in the absence of any governing precedents, we would resist any assertion otherwise by any such person. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld. Broadview Associates hereby consents to references to and the inclusion of this opinion in its entirety in the Schedule 14D-9 to be distributed to Proxima shareholders in connection with the Transaction.

                                            Sincerely,

                                            /s/ BROADVIEW ASSOCIATES LLC

                                            Broadview Associates LLC

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